                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                P.T. Indosat Tbk
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Series B Common Shares, par value Rp.100 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   715680 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                             STT Communications Ltd.
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                    Copy to:
                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715680 10 4                    13D                  Page 2 of 12 Pages
--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only).

    Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                                      (a) [X](1)
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    BK; OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Singapore
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    100,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    2,947,875,000(2)(3)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    100,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    2,947,875,000(2)(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,171,250,000(3)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares         [X]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     41.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined in the Statement (defined below)).

(2) Includes 776,625,000 Series B Shares held by MSOE (as defined in the Statement) that are subject to the Shareholders Agreement, as to which the Reporting Person expressly disclaims beneficial ownership.

(3) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd.

CUSIP No. 715680 10 4                   13D                   Page 3 of 12 Pages
--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only).

    Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                                      (a) [X](1)
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    BK; OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Singapore
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    2,947,875,000(2)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    2,947,875,000(2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,171,250,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares         [X]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     41.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 776,625,000 Series B Shares held by MSOE (as defined in the Statement) that are subject to the Shareholders Agreement, as to which the Reporting Person expressly disclaims beneficial ownership.

CUSIP No. 715680 10 4                   13D                   Page 4 of 12 Pages
--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only).

    STT Communications Ltd.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                                      (a) [X](1)
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    BK; OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Singapore
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    2,947,875,000(2)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    2,947,875,000(2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,171,250,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares         [X]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     41.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 776,625,000 Series B Shares held by MSOE (as defined in the Statement) that are subject to the Shareholders Agreement, as to which the Reporting Person expressly disclaims beneficial ownership.

CUSIP No. 715680 10 4                    13D                  Page 5 of 12 Pages
--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only).

    Indonesia Communications Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                                      (a) [X](1)
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    BK; OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Mauritius
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    2,947,875,000(2)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    2,947,875,000(2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,171,250,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares         [X]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     41.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement.

(2) Includes 776,625,000 Series B Shares held by MSOE (as defined in the Statement) that are subject to the Shareholders Agreement, as to which the Reporting Person expressly disclaims beneficial ownership.

                                                              Page 6 of 12 Pages

This Amendment No. 2 amends the Schedule 13D previously filed by STT Communications Ltd. ("STT Comm") with the Securities and Exchange Commission on January 29, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT Comm with the SEC on December 22, 2003 (the "Statement") with respect to the Series B Common Shares, par value 100 Rupiah per share (the "Series B Shares"), of P.T. Indosat Tbk, an Indonesian corporation (the "Issuer"). On March 8, 2004, the Issuer effected a five-for-one share split, which reduced the par value of the Series B Shares from Rp.500 per share to Rp.100 per share. Share amounts stated herein take into account the effect of such share split. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

In connection with an internal restructuring completed on December 31, 2004, the shares of Singapore Technologies Telemedia Pte Ltd ("STT") previously owned by Singapore Technologies Pte Ltd ("STPL") have been transferred to Temasek Holdings (Private) Limited ("Temasek"). Accordingly, STPL ceased to be a Reporting Person from December 31, 2004, and Item 2 is accordingly hereby amended to delete all references to STPL.

The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A of the Statement is amended and restated in its entirety as set forth on Schedule A attached hereto, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to include the following:

In connection with an internal restructuring completed on December 31, 2004, the shares of STT previously owned by STPL have been transferred to Temasek. Item 5 is hereby amended to delete all references to STPL.

In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 100,000 additional Series B Shares, which are owned beneficially and of record by Temasek's wholly-owned subsidiary, Fullerton (Private) Limited.

On November 3, 2004, Mr. Sio Tat Hiang, an executive officer of STT and STT Comm, exercised options previously granted to him in respect of 135,000 Series B Shares on a cashless basis, and upon the sale of the Series B Shares underlying such options, received aggregate cash consideration of Rp.681,750,000 or Rp.5,050 per Series B Share (before deducting the exercise price of Rp.1,567.44 per share).

Except as described in Item 2, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days) other than as set forth above in this Item 5.

                                                              Page 7 of 12 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 11, 2005

                                TEMASEK HOLDINGS (PRIVATE) LIMITED


                                By: /s/   Lena Chia
                                   --------------------------------------------
                                   Name:  Lena Chia
                                   Title: Managing Director, Legal / Secretariat



                                SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                                By: /s/   Pek Siok Lan
                                   --------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Company Secretary



                                STT COMMUNICATIONS LTD.


                                By: /s/   Pek Siok Lan
                                   --------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Company Secretary



                                INDONESIA COMMUNICATIONS LIMITED


                                By: /s/   Pek Siok Lan
                                   --------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Authorized Signatory

                                                              Page 8 of 12 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Positions at
                Temasek                          Present Principal Occupation         Citizenship
-------------------------------------------      --------------------------------     -----------
S Dhanabalan                                     Chairman,                            Singaporean
60B Orchard Road                                 DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman, Temasek)

Kwa Chong Seng                                   Chairman & Managing Director,        Singaporean
1 Harbourfront Place                             ExxonMobil Asia Pacific Pte Ltd
#06-00 Harbourfront Tower One
Singapore 098633
(Deputy Chairman, Temasek)

Lim Siong Guan                                   Permanent Secretary,                 Singaporean
100 High Street #09-01                           Ministry of Finance
Singapore 179434
(Deputy Chairman, Temasek)

Sim Kee Boon                                     Advisor,                             Singaporean
60B Orchard Road                                 Temasek Advisory Panel
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director, Temasek)

Fock Siew Wah                                    Deputy Chairman,                     Singaporean
6 Shenton Way                                    Fraser & Neave Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director, Temasek)

Koh Boon Hwee                                    Chairman,                            Singaporean
1 Kim Seng Promenade                             Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director, Temasek)

Kua Hong Pak                                     Director, Managing Director &        Singaporean
205 Braddell Road                                Group CEO,
West Wing 2nd Floor                              ComfortDelgro Corporation Ltd
Singapore 579701
(Director, Temasek)

Ho Ching                                         Executive Director and CEO,          Singaporean
60B Orchard Road                                 Temasek Holdings (Private)
#06-18 Tower 2                                   Limited
The Atrium@Orchard
Singapore 238891
(Director, Temasek)

                                                              Page 9 of 12 Pages


Name, Business Address and Positions at
                Temasek                          Present Principal Occupation         Citizenship
-------------------------------------------      --------------------------------     -----------
Ng Kok Song                                      Managing Director (Public            Singaporean
168 Robinson Road                                Markets),
#37-01 Capital Tower                             Government of Singapore
Singapore 068912                                 Investment Corporation Private
(Director of Temasek)                            Limited

Gan Chee Yen                                     Managing Director, Finance           Singaporean
60B Orchard Road                                 Temasek Holdings (Private)
#06-18 Tower 2                                   Limited
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)


The following is a list of the executive officers and directors of STT:

  Name, Business Address and Positions at STT            Present Principal Occupation        Citizenship
------------------------------------------------         --------------------------------     -----------
Tan Guong Ching                                          Permanent Secretary, Ministry        Singaporean
New Phoenix Park                                         of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Peter Seah Lim Huat                                      Member, Temasek Advisory Panel       Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director of STT)

Lee Theng Kiat                                           President and CEO, STT and STT       Singaporean
51 Cuppage Road #10-11/17                                Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                             Corporate Adviser                    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Bertie Cheng Shao Shiong                                 Company Director                     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Lim Ming Seong                                           Chairman, CSE                        Singaporean
No. 2 Ubi View                                           Global Ltd.
Singapore 408556
(Director, STT)

                                                             Page 10 of 12 Pages


  Name, Business Address and Positions at STT            Present Principal Occupation         Citizenship
------------------------------------------------         --------------------------------     -----------
Tay Siew Choon                                           Dy Chairman, Green Dot               Singaporean
8 Shenton Way #09-02                                     Capital Pte Ltd
Temasek Towers
Singapore 068811
(Director, STT)

Sio Tat Hiang                                            Executive Vice President, STT        Singaporean
51 Cuppage Road #10-11/17                                and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Pek Siok Lan                                             Senior Vice President, Legal,        Singaporean
51 Cuppage Road #10-11/17                                STT and STT Comm
StarHub Centre
Singapore 229469
(Company Secretary, STT)

Jean F.H.P. Mandeville                                   Chief Financial Officer, STT         Belgian
51 Cuppage Road #10-11/17                                and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg                                              Senior Vice President,               Indian
51 Cuppage Road #10-11/17                                International Business
StarHub Centre                                           Development, STT and STT Comm
Singapore 229469
(Senior Vice President, International Business
Development, STT)

Kek Soon Eng                                             Senior Vice President,               Singaporean
51 Cuppage Road #10-11/17                                Management of Investee
StarHub Centre                                           Companies, STT and STT Comm
Singapore 229469
(Senior Vice President, Management of Investee Companies)


Andrew Loh                                               Senior Vice President,               Singaporean
51 Cuppage Road #10-11/17                                International Operations, STT
StarHub Centre                                           and STT Comm
Singapore 229469
(Senior Vice President, International Operations,
STT)


The following is a list of the executive officers and directors of STT Comm:

  Name, Business Address and Positions at STT Comm        Present Principal Occupation         Citizenship
-----------------------------------------------------    --------------------------------     --------------
Tan Guong Ching                                          Permanent Secretary, Ministry        Singaporean
New Phoenix Park                                         of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

                                                             Page 11 of 12 Pages


  Name, Business Address and Positions at STT Comm        Present Principal Occupation         Citizenship
-----------------------------------------------------    --------------------------------     --------------
Peter Seah Lim Huat                                      Member, Temasek Advisory Panel       Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director of STT Comm)

Lee Theng Kiat                                           President and CEO, STT and STT       Singaporean
51 Cuppage Road #10-11/17                                Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                             Corporate Adviser                    Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Bertie Cheng Shao Shiong                                 Company Director                     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                                           Chairman, CSE Global Ltd.            Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Tay Siew Choon                                           Dy Chairman, Green Dot               Singaporean
8 Shenton Way #09-02                                     Capital Pte Ltd
Temasek Towers
Singapore 068811
(Director, STT Comm)

Sio Tat Hiang                                            Executive Vice President,            Singaporean
51 Cuppage Road #10-11/17                                STT & STT Comm
Starhub Centre
Singapore 229469
(Executive Vice President, STT Comm)

Pek Siok Lan                                             Senior Vice President, Legal         Singaporean
51 Cuppage Road #10-11/17                                & General Counsel,
StarHub Centre                                           STT and STT Comm
Singapore 229469
(Company Secretary, STT Comm)

Jean F.H.P. Mandeville                                   Chief Financial Officer, STT         Belgian
51 Cuppage Road #10-11/17                                and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

Anupam Garg                                              Senior Vice President,               Indian
51 Cuppage Road #10-11/17                                International Business
StarHub Centre                                           Development, STT and STT Comm
Singapore 229469
(Senior Vice President, International Business
Development, STT Comm)

                                                             Page 12 of 12 Pages


  Name, Business Address and Positions at STT Comm        Present Principal Occupation         Citizenship
-----------------------------------------------------    --------------------------------     --------------
Kek Soon Eng                                             Senior Vice President,               Singaporean
51 Cuppage Road #10-11/17                                Management of Investee Companies,
StarHub Centre                                           STT and STT Comm
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT Comm)

Andrew Loh                                               Senior Vice President,               Singaporean
51 Cuppage Road #10-11/17                                International Operations, STT
StarHub Centre                                           and STT Comm
Singapore 229469
(Senior Vice President, International Operations,
STT Comm)


The following is a list of the executive officers and directors of ICL:

    Name, Business Address and Positions at ICL           Present Principal Occupation        Citizenship
-----------------------------------------------------    --------------------------------     -----------
Lee Theng Kiat                                           President and CEO, STT and STT       Singaporean
51 Cuppage Road                                          Comm
#10-11/17
StarHub Centre
Singapore 229469
(Director, ICL)

Kek Soon Eng                                             Senior Vice President, Management    Singaporean
51 Cuppage Road                                          of Investee Companies, STT and
#10-11/17                                                STT Comm
StarHub Centre
Singapore 229469
(Director, ICL)

Louis Gervais Franco Gua                                 Manager of Corporate Services        British
4th Floor, Barkly Wharf East                             Department, Deutsche Bank
Le Caudan Waterfront                                     Mauritius Limited
Port-Louis
Mauritius
(Director, ICL)


Beejadhursingh Surnam                                    Head of Accounting Department,       Mauritian
4th Floor, Barkly Wharf East                             Deutsche Bank Mauritius Limited
Le Caudan Waterfront
Port-Louis
Mauritius
(Director, ICL)